SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

São Paulo – May 16, 2022 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU | B3: NUBR33), Nu, one of the world’s largest digital banking platforms, today reported its unaudited results for the quarter ended on March 31, 2022 (Q1´22). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q1’22 Financial and Operating Results

Added 5.7 million customers in the quarter and 22.5 million year-on-year (YoY), reaching a record 59.6 million customers and consolidating Nu’s position as one of the largest digital banking platforms in the world.

Revenues of $877.2 million, +226% YoY on FX neutral basis (FXN), and Monthly Average Revenue per Active Customer (ARPAC) of $6.7, +63% FXN.
Deposits of $12.6 billion, +94% YoY FXN, and Interest-Earning Portfolio of $3.1 billion, +343% YoY FXN. Loan to deposit ratio reached 24% compared to 12% in 1Q21 and 21% in 4Q21.
Achieved strong growth while maintaining solid asset quality and increasing operating efficiency: Nu's NPL 90+ reached 4.2%, continuously below market averages.

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Nu ended Q1'22 with a record 59.6 million customers, reaching historical highs for both retail customers and SMEs. Brazilian customers increased 55% YoY to 57.3 million, representing 33% of the country’s adult population. Moreover, Nu has become the primary bank for over 54% of the monthly active customers who have been with the Company for over a year. In Mexico, Nu´s customer base increased 950% YoY to 2.1 million, consolidating the Company’s position as the #1 new issuer in the country. Customers in Colombia reached 211,000.

Expanding Product Breadth Through Proprietary and Third-Party Products. During the quarter, Nu launched NuPay, a payment solution for online purchases integrated with e-commerce checkout, or made in installments, enabling customers to make more convenient and secure online purchases with a few clicks through the Nu App.

On May 11, 2022, the Company launched an initial rollout of Nucripto, which allows crypto trading starting from R$1. Consistent with its mission, Nu aims to democratize crypto in Brazil and in the rest of Latam. Like Nu´s other products, Nucripto was created to eliminate the complexity of this market and to make it accessible to anyone who wants to be part of it.

Sustained Growth of Deposit Franchise.  Deposits increased 94% YoY FXN, reaching $12.6 billion on March 31, 2022, mainly due to continued growth in Nu’s customer base, its activity ratio and increase of primary bank relationships’ share.

Expanding Interest-Earning Portfolio. Portfolio increased 343% YoY FXN, reaching $3.1 billion in Q1'22. Growth was driven primarily by the ramp up of personal loans which increased 400% YoY FXN to $2.0 billion in 1Q22 and accounted for 23% of the total portfolio, compared to 9% in 1Q21. Growth was also driven by new credit card consumer finance products launched over the past 12 months, including purchase financing, boleto (bank slip) financing and bill refinancing

Increasing Nu´s Share of Customer's Financial Lives.  ARPAC expanded 63% YoY FXN to $6.7 in Q1'22, mostly driven by the maturation of the Company's customer cohorts, customers' activity rate and the rollout of new products.

Lowering Cost to Serve. Monthly Average Cost to Serve Per Active Customer decreased 30% YoY FXN to $0.73 in Q1'22, as Nu builds additional scale.

Summary of Consolidated Financial and Operating Metrics is presented for the three-months periods ended March 31, 2022 and 2021 and December 31, 2021. See definitions on page 11.

Fourth Quarter 2021 Results	1

Summary of Consolidated Operating Metrics
CUSTOMERS METRICS	Q1'22	Q1'21	Q4'21
Number of Customers (in millions)	59.6	37.1	53.9
Number of Customers growth (%)	61%	58%	62%
Monthly Active Customers (in millions)	46.5	25.5	41.1
Activity Rate	78%	69%	76%
CUSTOMER ACTIVITY METRICS
Purchase Volume (in US$ billions)	15.9	7.5	14.3
Purchase Volume growth (%)	112%	47%	88%
Monthly Average Revenue per Active Customer (in $)	6.7	3.5	5.6
Monthly Average Cost to Serve per Active Customer (in $)	0.7	0.8	0.9
FX NEUTRAL
Purchase Volume (FX Neutral) (in US$ billions)	15.9	8.2	14.3
Purchase Volume growth (%)	94%	74%	96%
Monthly Average Revenue per Active Customer (in $)	6.7	4.1	5.6
Monthly Average Cost to Serve per Active Customer (in $)	0.7	1.0	0.9
CUSTOMER BALANCES
Deposits (in $ billions)	12.6	5.5	9.7
Deposits growth (%)	129%	129%	73%
Interest-Earning Portfolio (in $ billions)	3.1	0.6	2.0
Interest-Earning growth (%)	417%	50%	318%
FX NEUTRAL
Deposits (in $ billions)	12.6	6.5	11.4
Deposits growth (%)	94%	150%	87%
Interest-Earning Portfolio (in $ billions)	3.1	0.7	2.0
Interest-Earning growth (%)	343%	40%	346%

Summary of Consolidated Financial Metrics
COMPANY FINANCIAL METRICS	Q1'22	Q1'21	Q4'21
Revenue (in $ millions)	877.2	245.0	635.9
Revenue growth (%)	258%	13%	214%
Gross Profit (in $ millions)	294.1	115.7	226.9
Gross Profit Margin (%)	34%	47%	36%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3%	3%	3%
Loss (in $ millions)	(45.1)	(49.4)	(66.2)
Adjusted Net Income (Loss) (in $ millions)	10.1	(11.9)	3.2
FX NEUTRAL
Revenue (in $ millions)	877.2	269.2	704.1
Revenue growth (%)	226%	36%	224%
Gross Profit (in $ millions)	294.1	127.1	251.3
Gross Profit Margin (%)	34%	47%	36%
Loss (in $ million)	(45.1)	(54.4)	(73.3)
Adjusted Net Income (Loss) (in $ millions)	10.1	(13.1)	3.5

Fourth Quarter 2021 Results	2

Customers increased 61% YoY to 59.6 million in Q1’22. In Brazil, the total customers totaled 57.3 million, of which the SME customer base was up 167%, growing to 1.6 million as of March 31, 2022 from 0.6 million as of March 31, 2021. In Mexico, Nu´s customer base increased 950% and reached 2.1 million. In addition, customers in Colombia reached 211,000.

Activity Rate increased 9.6 pp to 78% as of March 31, 2022, from 69% at the close of 1Q21, reaching a historic-high, and reflecting increased engagement, along with product upsell and cross-sell to customers who continue migrating more of their financial lives to Nu’s platform.

Purchase Volume reached $15.9 billion in Q1'22, expanding 112% YoY, or 94% YoY FXN. Volume expansion was driven by both growth in Nu’s customer base and by the maturation of Nu’s existing customers cohorts as well as higher usage across Nu’s product portfolio comprised of credit, prepaid, secured and Ultraviolet cards.

Deposits  increased 129% YoY, or 94% FXN, to $12.6 billion at March 31, 2022, reflecting growth in Nu’s customer base together with the ongoing execution of the Company's strategy to grow its deposit franchise, as a key pillar of its funding strategy.

Fourth Quarter 2021 Results	3

Interest-Earning Portfolio reached $3.1 billion on March 31, 2022, increasing 417% YoY, or 343% YoY on an FX neutral basis. Growth was driven primarily by the ramp up of the personal loans book, which posted a net increase of approximately $1.7 billion. Another contributor was the introduction of new credit card consumer finance products, including purchase financing, boleto (bank slip) financing and bill refinancing.

Monthly Average Revenue per Active Customer (ARPAC) increased 91% YoY, or 63% FXN, to $6.7 in Q1'22. This increase largely reflects the maturation of Nu’s customer cohorts, the rollout of new products and features, together with a healthy increase in transaction volumes, the robust expansion of Nu´s interest-earning portfolio, and growth in purchase volumes and related interchange fees earned.

Monthly Average Cost to Serve Per Active Customer declined 13% YoY, or 30% FXN, to $0.73 in Q1'22, reflecting a reduction in transaction expenses per customer, in line with Nu´s goal of expanding its ecosystem at scale. Excluding any one-off effects, there is an improvement of 10 cents of dollar in the average cost to serve compared to the first quarter of 2021 also on a FX neutral basis, a continued improvement that shows the benefits of scale and operating leverage as the Company grows.

As shown in the charts below, Nu’s customer cohorts reflect a sustained expansion in the ratios and growth of primary banking accounts, number of products per monthly active customer, and monthly ARPAC.

Compounding Effect of More Engagement and More Products

Non-Performing Loans Delinquency Nu’s 90+ NPL ratio increased 70 bps in the quarter. However, if adjusted for seasonality and product mix, 90+ NPL ratio would have increased by 30 bps, in line with expectations.

Nu’s 15-90 NPL ratio increased 110 bps in the quarter. However, if adjusted for seasonality and product mix, 15-90 NPL ratio would have remained unchanged.

Fourth Quarter 2021 Results	4

Credit Quality Normalizing and Affected By Seasonality

Note 1: Consumer Finance data includes credit card and personal unsecured loans.
Note 2: The information presented is for Brazil only.
Note 3: NPL means "non-performing loan;" 15-90 NPL means a non-performing loan where a borrower is between 15 and 90 days past due. 90+ NPL means a non-performing loan where a borrower is more than 90 days past due. Note 4: Seasonality is calculated with Market data as the 2014-2019 difference average for the respective quarter, for illustration: 0.8% for Q4-Q1 represents the 2014-2019 average difference of the 15-90 days NPLs.
Note 5: Please refer to slide 32 for more information on seasonality.
Source: Brazil’s Central Bank, Nu.

NPL Provisions Formation Driven by Consumer Finance Portfolio Growth

Provisions increased 35% FXN, to $921 million in the Q1’22, resulting mainly from the growth (80%) in the consumer finance loan portfolio. The remaining 20% is a combination of risk normalization and seasonality, the majority of which coming from the latter.

Fourth Quarter 2021 Results	5

Strong Capital and Liquidity Position to Navigate the Cycle

Capital In December 2021, Nu raised US$2.8 billion in the IPO, strengthening its capital position further, and adding to a total US$3.4 billion in excess capital that we kept at the holding level at the end of the first quarter.

Liquidity In Q1'22, Nu reported an interest-earning portfolio of US$3.1bn while total deposits reached over four times this value with US$12.6bn.

Fourth Quarter 2021 Results	6

REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue increased 258% YoY, or 226% FXN, to a record high of $877.2 million in Q1’22.

Revenue ($ million)	Q1'22	Q1'21
Interest Income and Gains (Losses) on Financial Instruments	619.4	127.3
Fee and Commission Income	257.8	117.7
Total	877.2	245.0
FX Neutral
Interest Income and Gains (Losses) on Financial Instruments	619.4	139.9
Fee and Commission Income	257.8	129.3
Total	877.2	269.2

Interest Income and Gains (Losses) on Financial Instruments totaled $619.4 million in Q1’22, increasing 387% YoY, or 343% YoY FXN, resulting mainly from higher net interest income in the consumer finance portfolio, consisting of personal loans and credit cards. The increase also reflects the rise in Brazil’s interest rates during Q1'22 (the interbank deposit rate (CDI) averaged 10.3% p.a. in Q1´22 versus 2.0% p.a. in Q1’21) together with an increase in financial assets, as Nu continued to expand its retail deposit services in Brazil.

Fee and Commission Income in Q1´22 was $257.8 million, increasing 119% YoY, or 99% YoY FXN. This was principally the result of higher interchange fees, driven by higher credit and debit card purchase volumes as Nu continues to expand its customer base and their activity rates.

Fourth Quarter 2021 Results	7

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased 351% YoY, or 310% FXN to $583.1 million in the Q1'22. This cost represented 66% of revenue in Q1'22, compared to 53% in Q1'21, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ Million)	Q1'22	Q1'21
Interest and Other Financial Expenses	(273.0)	(31.7)
Transactional Expenses	(34.4)	(26.3)
Credit Loss Allowance Expenses	(275.7)	(71.3)
Total	(583.1)	(129.3)
% of Revenue	66%	53%
FX Neutral
Interest and Other Financial Expenses	(273.0)	(34.8)
Transactional Expenses	(34.4)	(28.9)
Credit Loss Allowance Expenses	(275.7)	(78.4)
Total	(583.1)	(142.1)
% of Revenue	66%	53%

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the aforementioned increase in Brazil’s interest rates coupled with the expansion of Nu’s retail deposit balance.

The increase of Nu’s interest-earning portfolio directly impacts the expansion of the Credit Loss Allowance Expenses as explained below. And demonstrated in the provisions bridge.

Gross Profit

Gross Profit increased 154% YoY and 131% FXN to $294.1 million in Q1´22. The gross profit margin was 34% compared to 47% in Q1'21, reflecting the impact of ECL credit provisioning under IFRS 9, together with the dual impact of the higher interbank rate which had a positive effect on revenues, but, to a lesser extent, also increased interest expenses, negatively impacting gross margins in the short-term. As the portfolio matures, Nu expects gross margins to converge to those observed in the credit bearing business for more mature cohorts.

Fourth Quarter 2021 Results	8

OPERATING EXPENSES

Operating Expenses totaled $361.8 million in Q1´22, up 114% YoY, or 95% FXN, but declined to 41% of total revenues from 69% in Q1'21. The main driver behind the absolute increase in operating expenses was the 112%, or 93% FXN, growth in general and administrative expenses, principally due to higher share-based compensation resulting from the effect of associated payroll taxes expenses arising from the share price change in 2022 in comparison to 2021, together with the increase in headcount during the period. In addition, customer support and operations expenses increased 92% YoY, or 75% YoY FXN, reflecting the significant expansion in the customer base as well as investments to further enhance the overall user experience.

Operating Expenses ($ million)	Q1'22	Q1'21
Customer Support and Operations	(61.6)	(32.1)
General and Administrative Expenses	(245.1)	(115.8)
Marketing Expenses	(27.6)	(4.9)
Other Income (expenses)	(27.5)	(16.2)
Total	(361.8)	(169.0)
% of Revenue	41%	69%
FX Neutral
Customer Support and Operations	(61.6)	(35.3)
General and Administrative Expenses	(245.1)	(127.3)
Marketing Expenses	(27.6)	(5.4)
Other Income (expenses)	(27.5)	(17.8)
Total	(361.8)	(185.8)
% of Revenue	41%	69%

Fourth Quarter 2021 Results	9

EARNINGS

Net Income (Loss)

Nu reported a Net Loss of $45.1 million in Q1´22, improving 9% YoY, or 17% FXN, from the $49.4 million Net Loss in Q1'21, as a result of the lower expansion of our expenses compared to the increase in revenue, supported by the growth of Nu’s operations and customer base in all countries.

Adjusted Net Income (Loss)

In Q1'22, Nu reported an Adjusted Net Income of $10.1 million, compared with an Adjusted Net Loss of $11.9 million in Q1'21.

Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to our share-based compensation as well as the tax effects applicable to these items. For more information, please see “Non-IFRS Financial Measures and Reconciliations- Adjusted Net Income Reconciliation".

Fourth Quarter 2021 Results	10

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Fourth Quarter 2021 Results	11

Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

Bacen – Central Bank of Brazil.

CAC - means customer acquisition costs and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

CDI (“Certificado de Depósito Interbancário”) - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. The number of customers as of March 31, 2022, does not include the number of customers resulting from the acquisition of NuInvest, of which 0.7 million were unique to NuInvest.

ECL or ECL Allowance - means the expected credit losses in Nu´s credit operations, including loans and credit cards.

Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu´s financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”.

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Lagged – 15-90 NPL Lagged is calculated by dividing the current nPL balance by the total balance average between Montht-1 and Montht-3; 90 NPL Lagged is calculated by dividing the current NPL balance by the total balance average between Montht-4 and Montht-12.

Loan-Deposit-Ratio (“LDR”) - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Fourth Quarter 2021 Results	12

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Nu Financeira and Nu Pagamentos - Nu Holdings’ subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

PFM - Personal Finance Management.

Purchase Volume, or PV - is defined as the total value of transactions that are authorized through Nu´s credit and debit cards only; it does not include other payment methods that we offer such as PIX, WhatsApp payments or traditional wire transfers.

SME - means small and medium-sized enterprises.

Total Portfolio – is the addition of credit card exposures and personal loans to customers.

Fourth Quarter 2021 Results	13

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

Fourth Quarter 2021 Results	14

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

•	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
•	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Fourth Quarter 2021 Results	15

Adjusted Net Income Reconciliation
For the the three-month period ended March 31, 2022 and 2021
(In thousands of U.S. Dollars)

Adjusted Net Income (Loss) ($ million)	Q1'22	Q1'21
Profit (loss) Attributable to Shareholders of the Parent Company	(45.1)	(49.4)
Share-based Compensation	77.7	48.9
Allocated Tax Effects on Share-based Compensation	(22.5)	(11.3)
Adjusted Net Income (Loss)	10.1	(11.9)

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2021 (R$5.570 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2022 (R$5.068 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of March 31, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.634 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2022 (R$4.742 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on March 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

Fourth Quarter 2021 Results	16

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Fourth Quarter 2021 Results	17

Profit or Loss
For the three-month period ended March 31, 2022 and 2021
(In thousands of U.S. Dollars, except loss per share)

	03/31/2022	03/31/2021

Interest income and gains (losses) on financial instruments	619,443	127,345
Fee and commission income	257,824	117,718
Total revenue	877,267	245,063
Interest and other financial expenses	(273,003)	(31,743)
Transactional expenses	(34,448)	(26,349)
Credit loss allowance expenses	(275,722)	(71,294)
Total cost of financial and transactional services provided	(583,173)	(129,386)
Gross profit	294,094	115,677

Operating expenses
Customer support and operations	(61,571)	(32,130)
General and administrative expenses	(245,108)	(115,848)
Marketing expenses	(27,608)	(4,867)
Other income (expenses)	(27,458)	(16,199)
Total operating expenses	(361,745)	(169,044)

Loss before income taxes	(67,651)	(53,367)

Income taxes
Current taxes	(99,052)	(31,508)
Deferred taxes	121,699	35,392
Total income taxes	22,647	3,884

Loss for the three-month period	(45,004)	(49,483)
Loss attributable to shareholders of the parent company	(45,101)	(49,483)
Profit attributable to non-controlling interests	97	-
Loss per share – Basic and Diluted	(0.0097)	(0.0367)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	4,660,405	1,347,325

Fourth Quarter 2021 Results	18

Financial Position
As of March 31, 2022 and 2021
(In thousands of U.S. Dollars)

	03/31/2022	03/31/2021
Assets
Cash and cash equivalents	2,968,622	2,705,675
Financial assets at fair value through profit or loss	1,037,055	918,332
Securities	817,443	815,962
Derivative financial instruments	209,439	101,318
Collateral for credit card operations	10,173	1,052
Financial assets at fair value through other comprehensive income	9,260,432	8,163,428
Securities	9,260,432	8,163,428
Financial assets at amortized cost	9,571,139	6,932,486
Compulsory and other deposits at central banks	1,333,427	938,659
Credit card receivables	6,234,824	4,780,520
Loans to customers	1,667,517	1,194,814
Other financial assets at amortized cost	335,371	18,493
Other assets	288,115	283,264
Deferred tax assets	565,310	360,752
Right-of-use assets	18,994	6,426
Property, plant and equipment	18,200	14,109
Intangible assets	120,563	72,337
Goodwill	409,573	401,872
Total assets	24,258,003	19,858,681

Fourth Quarter 2021 Results	19

	03/31/2022	03/31/2021
Liabilities
Financial liabilities at fair value through profit or loss	200,505	102,380
Derivative financial instruments	177,079	87,278
Instruments eligible as capital	20,226	12,056
Repurchase agreements	3,200	3,046
Financial liabilities at amortized cost	18,665,367	14,706,713
Deposits	12,596,927	9,667,300
Payables to network	5,920,795	4,882,159
Borrowings and financing	147,645	147,243
Securitized borrowings	-	10,011
Salaries, allowances and social security contributions	115,599	97,909
Tax liabilities	140,797	241,197
Lease liabilities	20,319	7,621
Provision for lawsuits and administrative proceedings	18,899	18,082
Deferred income	37,141	30,657
Deferred tax liabilities	45,659	29,334
Other liabilities	223,135	182,247
Total liabilities	19,467,421	15,416,140

Equity
Share capital	83	83
Share premium reserve	4,960,557	4,678,585
Accumulated gain (losses)	(116,805)	(128,409)
Other comprehensive income (loss)	(54,790)	(109,227)
Equity attributable to shareholders of the parent company	4,789,045	4,441,032
Equity attributable to non-controlling interests	1,537	1,509
Total equity	4,790,582	4,442,541
Total liabilities and equity	24,258,003	19,858,681

Fourth Quarter 2021 Results	20

Cash Flows
For the three-month period ended March 31, 2022 and 2021
(In thousands of U.S. Dollars)

	03/31/2022	03/31/2021
Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the three-month period	(45,004)	(49,483)
Adjustments:
Depreciation and amortization	7,655	2,507
Credit loss allowance expenses	279,489	77,210
Deferred income taxes	(121,699)	(35,392)
Provision for lawsuits and administrative proceedings	(2,147)	338
Losses (gains) on other investments	(14,055)	-
Losses (gains) on financial instruments	13,508	87,090
Interest accrued	3,706	16,946
Share-based payments granted	42,100	32,200
	163,553	131,416

Changes in operating assets and liabilities:
Securities	(991,777)	(1,089,592)
Compulsory deposits and others at central banks	(358,253)	(65,951)
Credit card receivables	(1,576,633)	(608,551)
Loans to customers	(673,860)	(175,395)
Interbank transactions	-	(1,462)
Other assets	(299,995)	(14,617)
Deposits	2,658,644	1,067,551
Payables to network	942,565	354,124
Deferred income	5,884	5,869
Other liabilities	144,112	111,629

Interest paid	(5,300)	(1,189)
Income tax paid	(202,487)	(16,102)
Interest received	271,849	79,526
Cash flows (used in) generated from operating activities	78,302	(222,744)

Fourth Quarter 2021 Results	21

	03/31/2022	03/31/2021
Cash flows from investing activities
Acquisition of property, plant and equipment	(4,683)	(1,779)
Acquisition of intangible assets	(10,059)	(3,424)
Acquisition of subsidiary, net of cash acquired	(10,346)	-
Acquisition of securities - equity instruments	(13,131)	-
Cash flow (used in) generated from investing activities	(38,219)	(5,202)

Cash flows from financing activities
Issuance of preferred shares	-	400,000
Issuance of shares on IPO over-allotment	247,998	-
Transactions costs from IPO over-allotment	(3,985)	-
Payments of securitized borrowings	(10,633)	(15,873)
Proceeds from borrowings and financing	-	16,568
Payments of borrowings and financing	(7,767)	(4,729)
Lease payments	(1,255)	(1,080)
Exercise of stock options	1,288	2,358
Shares repurchased	-	(2,001)
Cash flows (used in) generated from financing activities	225,646	395,243
Increase (decrease) in cash and cash equivalents	265,729	167,296

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents	(2,782)	(310,413)
Cash and cash equivalents - end of the year	2,968,622	2,200,663
Increase (decrease) in cash and cash equivalents	265,729	167,296

Fourth Quarter 2021 Results	22

About Nu Holdings Ltd.

Nu is one of the world’s largest digital banking platforms, serving nearly 60 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Fourth Quarter 2021 Results	23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 16, 2022